TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 25, 2001

Second Bancorp Incorporated
(Exact name of registrant as specified in its charter)

Ohio	0-15624	34-1547453
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Main Avenue S.W., Warren, Ohio	44482-1311
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 330-841-0123

Page 1 of 12

Item 5. Other Events

On July 19, 2001, the Company issued the following press release:

<center>SECOND BANCORP
REPORTS STRONG SECOND QUARTER</center>

Warren, Ohio, July 19, 2001—SECOND BANCORP INCORPORATED (Nasdaq "SECD") reported second quarter 2001 net income of $4,258,000, up 14.7% from the $3,713,000 earned during the same period last year. Year-to-date earnings were $8.45 million, an increase of 10.4% over net income reported for the first six months of 2000. Diluted earnings for the quarter were $.42 per share, 16.7% higher than the $.36 reported last year and, for the first half of the year, were $.84 per share or 13.5% higher than the $.74 reported a year ago.

The Company's key ratios for the second quarter and first half of 2001 were similarly improved over the same periods last year. Return on average assets (ROA) for both the quarter and year-to-date were 1.08% (compared to .93% and .97% respectively last year) and return on average equity (ROE) was 13.98% for the quarter and 14.03% for the first six months of 2001 (compared to 13.01% and 13.36% respectively last year). The Company's efficiency ratio for the quarter also showed dramatic improvement falling to 56.00% from 63.48% a year ago as a combined result of fee income growth and effective cost controls. Second Bancorp's net interest margin, though minimally higher quarter-to-quarter, was substantially unchanged from year-ago levels at 3.47%.

Second Bancorp President and Chief Executive Officer R. L. (Rick) Blossom indicated "Our strong earnings performance this year is, we believe, particularly noteworthy because it has been achieved during a period when net interest margins continue to be squeezed. Though our lending function will certainly continue to be our primary revenue business for the foreseeable future, we are aggressively pursuing fee income opportunities as we diversify our earnings stream and reduce our reliance on interest rate spreads. That is key to consistent, long-term improvement in our earnings."

Non-interest income (excluding security and trading activity) for the quarter was $4.63 million, 26.2% ahead of results for the same period last year and $8.60 million for the first half of 2001, 13.5% better than the $7.58 million reported for the first two quarters last year. Income categories particularly strong during the second quarter and year-to-date were deposit service charges which were 18% and 19% ahead of results for the same periods last year and gains on sale of loans which were $1.11 million for the quarter compared to $309,000 a year ago. The 258% increase in gains on loan sales reflected strong real estate loan refinancing activity and the Company's planned shift toward more aggressive use of the secondary mortgage markets as the Company manages its balance sheet.

Cost controls also continued to make significant contributions to Second Bancorp's improving profitability with the second quarter of 2001 representing the third consecutive reporting period during which the Company recorded a net reduction in operating costs over the prior year. Non-interest expenses for the quarter were $9.805 million, a full 6% below the $10.431 million reported for the same period last year. Virtually every non-interest expense categories contributed to the drop in operating costs with salaries, professional services and other operating expenses leading the way. The Company's success in managing to a strictly controlled expense budget has been demonstrated by its dramatically improved net overhead ratio which measures the Company's net non-interest operating costs as a percentage of earning assets. Excluding the impact of the Company's major balance sheet restructuring during last year's third quarter, the Company's net overhead ratio has steadily fallen to 1.39% for the current quarter from 1.91% a year ago.

Credit quality remains a focal point for Second Bancorp with the national and local economies continuing to demonstrate some weakness. Quarter-end "non-accrual loans" and "90-days past due but accruing loans" were, in the aggregate, 11.9% higher than at the end of the prior quarter. Net charge-offs for the second quarter were $1,511,000 or an annualized 0.56% of average loans and were .32% for the year-to-date. The Company's loan loss reserve was steady at a solid 1.45% of period-end loans.

<center>Page 2 of 12</center>

The Company also reported that its Board of Directors declared a seventeen cent ($.17) per share common dividend payable July 31, 2001 to shareholders of record on July 13. That dividend is unchanged from the first quarter of this year and is 6.25% higher than the dividend paid for the second quarter last year.

Second Bancorp also noted that its stock was added to the broad market Russell 3000 and the small cap Russell 2000 Indexes at the end of June. Those indexes reflect general market trends by tracking the performance of the largest publicly traded companies in the United States as determined by market capitalization. Second Bancorp's market capitalization exceeded $225 million at the end of the quarter.

This announcement contains forward-looking statements that involve risk and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

Second Bancorp is a $1.6 billion financial holding company providing a full range of commercial and consumer banking, trust, insurance and investment products and services to communities in a nine county area of Northeastern and East-Central Ohio through subsidiary Second National Bank's network of 34 retail banking centers.

Additional information about Second Bancorp and information about products and services offered by Second National Bank can be found on the World Wide Web at www.secondnationalbank.com.

CONTACT: Christopher Stanitz, Executive Vice President and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax), or cstanitz@secondnationalbank.com.

# # # # #

Second Bancorp Incorporated and Subsidiary
Financial Highlights
Quarterly Data
(Dollars in thousands, except per share data)

	June 2001	March 2001	Dec. 2000	Sept. 2000	June 2000
Earnings:					
Net interest income	$ 12,298	$ 11,916	$ 12,708	$ 11,606	$ 12,645
Provision for loan losses	1,342	761	903	4,843	696
Non-interest income	4,630	3,972	3,776	(28)	3,671
Security (losses) gains	(12)	529	98	(2,802)	206
Trading account	13	58	10	(28)	(431)
Non-interest expense	9,805	10,051	10,345	13,140	10,431
Federal income taxes	1,524	1,475	1,314	(3,690)	1,251
Income before accounting change	**4,258**	**4,188**	**4,030**	**(5,545)**	**3,713**
Cumulative effect of accounting change, net of tax	0	(101)	0	0	0
Net income	**$ 4,258**	**$ 4,087**	**$ 4,030**	**($5,545)**	**$ 3,713**
Per share:					
Basic earnings before accounting change	$ 0.42	$ 0.42	$ 0.40	($0.55)	$ 0.36
Basic earnings	0.42	0.41	0.40	(0.55)	0.36
Diluted earnings before accounting change	0.42	0.42	0.40	(0.55)	0.36
Diluted earnings	0.42	0.41	0.40	(0.55)	0.36
Common dividends	0.17	0.17	0.16	0.16	0.16
Book value	12.29	12.20	11.65	11.05	11.31
Tangible book value	12.15	12.04	11.49	10.88	11.12
Market value	22.90	17.50	14.50	14.13	15.19
Weighted average shares outstanding:					
Basic	10,007,904	10,020,097	10,050,177	10,161,386	10,318,828
Diluted	10,103,060	10,046,562	10,069,215	10,161,386	10,340,082
Period end balance sheet:					
Assets	$ 1,578,370	$ 1,571,831	$ 1,546,290	$ 1,561,617	$ 1,632,913
Securities	380,262	377,323	382,098	400,176	370,250
Total loans	1,075,039	1,076,284	1,070,089	1,059,530	1,157,123
Reserve for loan losses	15,609	15,778	15,217	15,040	11,378
Deposits	1,059,758	1,061,556	1,036,135	1,084,377	1,105,449
Total shareholders' equity	123,107	121,968	117,197	112,019	115,368
Tier I capital	119,857	117,497	115,315	114,158	122,595
Tier I ratio	10.4%	10.3%	10.3%	10.2%	10.8%
Total capital	134,302	131,768	129,366	128,193	133,452
Total capital ratio	11.6%	11.5%	11.5%	11.4%	11.8%
Total risk-adjusted assets	1,155,561	1,141,685	1,124,076	1,122,803	1,133,429
Tier I leverage ratio	7.6%	7.5%	7.5%	7.3%	7.5%
Average balance sheet:					
Assets	$ 1,570,016	$ 1,544,368	$ 1,541,049	$ 1,650,501	$ 1,603,540
Earning assets	1,483,598	1,453,969	1,452,756	1,552,441	1,504,564
Loans	1,074,936	1,072,460	1,061,023	1,173,799	1,125,998
Deposits	1,063,415	1,046,349	1,053,740	1,110,194	1,103,687
Shareholders' equity	121,840	118,879	112,892	116,702	114,132

Second Bancorp Incorporated and Subsidiary
Financial Highlights
Quarterly Data
(Dollars in thousands, except per share data)

Key ratios: (%) (1)					
Return on average assets (ROA)	1.08	1.08	1.05	(1.34)	0.93
Return on average shareholders' equity (ROE)	13.98	14.09	14.28	(19.01)	13.01
Net interest margin	3.47	3.43	3.65	3.14	3.51
Net overhead	1.39	1.66	1.81	3.40	1.91
Efficiency ratio	56.00	60.94	60.77	108.40	63.48
Credit quality:					
Non-accrual loans	$4,666	$5,163	$4,699	$ 3,821	$2,987
Restructured loans	38	40	43	45	47
90 day past due and accruing	5,415	3,849	3,238	3,171	2,875
Other real estate owned	1,063	918	902	961	1,170
Charge-offs	$1,808	$ 862	$ 939	$ 1,528	$ 873
Recoveries	297	662	213	348	200
Net charge-offs	$1,511	$ 200	$ 726	$ 1,180	$ 673
Reserve for loan losses as a percent of period-end loans (%)	1.45	1.47	1.42	1.42	0.98
Net charge-offs (annualized) as a percent of average loans (%)	0.56	0.07	0.27	0.40	0.24

(1) Based on income before accounting change.

Second Bancorp Incorporated and Subsidiary

Consolidated Statements of Income

Quarterly Data

(Dollars in thousands, except per share data)

	June 2001	March 2001	Dec. 2000	Sept. 2000	June 2000
INTEREST INCOME					
Loans (including fees):					
Taxable	$ 21,751	$ 22,101	$ 23,029	$ 23,367	$ 22,887
Exempt from federal income taxes	279	288	276	285	238
Securities:					
Taxable	5,302	5,125	5,581	5,419	5,261
Exempt from federal income taxes	775	773	773	777	777
Federal funds sold and other temp. investments	298	191	131	46	16
Total interest income	28,405	28,478	29,790	29,894	29,179
INTEREST EXPENSE					
Deposits	11,192	11,469	11,829	12,216	11,312
Federal funds purchased and securities sold under agreements to repurchase	1,053	1,187	1,560	1,440	1,356
Note Payable	16	18	6	0	0
Other borrowed funds	15	37	25	46	58
Federal Home Loan Bank advances	3,831	3,851	3,662	4,586	3,808
Total interest expense	16,107	16,562	17,082	18,288	16,534
Net interest income	12,298	11,916	12,708	11,606	12,645
Provision for loan losses	1,342	761	903	4,843	696
Net interest income after provision for loan losses	10,956	11,155	11,805	6,763	11,949
NON-INTEREST INCOME					
Service charges on deposit accounts	1,273	1,261	1,110	1,163	1,079
Trust fees	749	756	1,012	833	1,049
Gain (loss) on sale of loans	1,106	783	490	(3,191)	309
Trading account gains (losses)	13	58	10	(28)	(431)
Security (losses) gains	(12)	529	98	(2,802)	206
Other operating income	1,502	1,172	1,164	1,167	1,234
Total non-interest income	4,631	4,559	3,884	(2,858)	3,446
NON-INTEREST EXPENSE					
Salaries and employee benefits	5,096	5,194	4,891	5,421	5,189
Net occupancy	1,062	1,116	1,040	1,062	1,037
Equipment	921	1,049	995	1,044	959
Professional services	397	343	651	1,650	698
Assessment on deposits and other taxes	405	401	423	423	425
Amortization of goodwill and other intangibles	80	81	108	216	115
Other operating expenses	1,844	1,867	2,237	3,324	2,008
Total non-interest expense	9,805	10,051	10,345	13,140	10,431
Income before federal income taxes	5,782	5,663	5,344	(9,235)	4,964
Income tax expense	1,524	1,475	1,314	(3,690)	1,251
Income before accounting change	4,258	4,188	4,030	(5,545)	3,713
Cumulative effect of accounting change, net of tax	—	(101)	—	—	—
Net income	$ 4,258	$ 4,087	$ 4,030	($5,545)	$ 3,713
NET INCOME PER COMMON SHARE:					
Basic before accounting change	$ 0.42	$ 0.42	$ 0.40	($0.55)	$ 0.36
Basic	$ 0.42	$ 0.41	$ 0.40	($0.55)	$ 0.36
Diluted before accounting change	$ 0.42	$ 0.42	$ 0.40	($0.55)	$ 0.36
Diluted	$ 0.42	$ 0.41	$ 0.40	($0.55)	$ 0.36
Weighted average common shares outstanding:					
Basic	10,007,904	10,020,097	10,050,177	10,161,386	10,318,828
Diluted	10,103,060	10,046,562	10,069,215	10,161,386	10,340,082
Note: Fully taxable equivalent adjustment	$ 568	$ 571	$ 540	$ 547	$ 547

Second Bancorp Incorporated and Subsidiary

Consolidated Average Balance Sheets

For the Quarter Ended

(Dollars in Thousands)

	June 2001	March 2001	Dec. 2000	Sept. 2000	June 2000
ASSETS					
Cash and demand balances due from banks	$ 30,980	$ 33,942	$ 31,139	$ 34,439	$ 34,628
Federal funds sold and other temp. investments	27,222	12,146	7,979	2,750	869
Trading Account	141	165	161	811	1,110
Securities	381,299	369,198	383,593	375,081	376,587
Loans:					
Commercial	434,445	425,127	419,442	412,356	401,787
Consumer	318,937	309,135	295,209	272,322	245,457
Real estate	321,554	338,198	346,372	489,121	478,754
Total loans	1,074,936	1,072,460	1,061,023	1,173,799	1,125,998
Reserve for loan losses	15,743	15,594	15,129	11,578	11,451
Net loans	1,059,193	1,056,866	1,045,894	1,162,221	1,114,547
Premises and equipment	17,448	17,923	17,867	18,032	18,493
Goodwill and intangible assets	6,471	6,067	6,111	5,416	5,620
Other	47,262	48,061	48,305	51,751	51,686
Total assets	$1,570,016	$1,544,368	$1,541,049	$1,650,501	$1,603,540
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Demand deposits (non-interest bearing)	$ 110,124	$ 107,260	$ 110,053	$ 112,662	$ 113,958
Demand deposits (interest bearing)	88,920	83,381	83,694	85,432	89,531
Savings	234,781	242,120	252,990	265,319	273,879
Time deposits	629,590	613,588	607,003	646,781	626,319
Total deposits	1,063,415	1,046,349	1,053,740	1,110,194	1,103,687
Federal funds purchased and securities sold under agreements to repurchase	111,816	109,724	126,942	117,645	117,236
Note payable	1,000	1,000	292	0	0
Borrowed funds	1,554	2,230	1,251	2,568	3,470
Accrued expenses and other liabilities	10,223	9,002	6,630	9,060	9,435
Federal Home Loan Bank advances	260,168	257,184	239,302	294,332	255,580
Total liabilities	1,448,176	1,425,489	1,428,157	1,533,799	1,489,408
Shareholders' equity:					
Common stock	37,046	36,945	36,936	36,962	36,955
Treasury shares	(14,739)	(14,465)	(13,174)	(12,172)	(9,931)
Other comprehensive income	2,364	1,493	(3,268)	(6,957)	(10,155)
Retained earnings	97,169	94,906	92,398	98,869	97,263
Total shareholders' equity	121,840	118,879	112,892	116,702	114,132
Total liabilities and shareholders' equity	$1,570,016	$1,544,368	$1,541,049	$1,650,501	$1,603,540

Second Bancorp Incorporated and Subsidiary

Consolidated Balance Sheets

(Dollars in thousands)

	June 30 2001	March 31 2001	December 31 2000	September 30 2000	June 30 2000
ASSETS					
Cash and due from banks	$ 36,024	$ 36,937	$ 35,272	$ 34,079	$ 38,526
Federal funds sold and other temp. investments	27,979	25,451	0	8,000	0
Trading Account	0	238	328	447	944
Securities	380,262	377,323	382,098	400,176	370,250
Loans:					
Commercial	434,416	432,633	421,229	426,407	402,082
Consumer	322,776	314,290	302,881	285,959	259,923
Real estate	317,847	329,361	345,979	347,164	495,118
Total loans	1,075,039	1,076,284	1,070,089	1,059,530	1,157,123
Less reserve for loan losses	15,609	15,778	15,217	15,040	11,378
Net loans	1,059,430	1,060,506	1,054,872	1,044,490	1,145,745
Premises and equipment	17,122	17,533	18,039	17,798	18,119
Accrued interest receivable	9,759	10,118	11,181	10,630	10,508
Goodwill and intangible assets	7,547	6,157	6,038	6,193	5,472
Other assets	40,247	37,568	38,462	39,804	43,349
Total assets	$ 1,578,370	$ 1,571,831	$ 1,546,290	$ 1,561,617	$ 1,632,913
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits:					
Demand — non-interest bearing	$ 109,477	$ 105,920	$ 110,045	$ 107,391	$ 115,380
Demand — interest bearing	90,077	86,124	87,268	83,991	88,184
Savings	234,314	239,661	246,056	262,024	269,925
Time deposits	625,890	629,851	592,766	630,971	631,960
Total deposits	1,059,758	1,061,556	1,036,135	1,084,377	1,105,449
Federal funds purchased and securities sold under agreements to repurchase	117,275	119,684	129,895	116,707	124,930
Note payable	1,000	1,000	1,000	0	0
Other borrowed funds	4,981	46	2,163	3,622	2,609
Federal Home Loan Bank advances	261,447	256,591	251,733	238,872	276,009
Accrued expenses and other liabilities	10,802	10,986	8,167	6,020	8,548
Total liabilities	1,455,263	1,449,863	1,429,093	1,449,598	1,517,545
Shareholders' equity:					
Common stock, no par value; 30,000,000 shares authorized;	37,166	36,953	36,935	36,952	36,974
Treasury stock	(14,740)	(14,740)	(13,947)	(12,590)	(11,646)
Other comprehensive income	1,810	2,950	281	(3,849)	(8,631)
Retained earnings	98,871	96,805	93,928	91,506	98,671
Total shareholders' equity	123,107	121,968	117,197	112,019	115,368
Total liabilities and shareholders' equity	$ 1,578,370	$ 1,571,831	$ 1,546,290	$ 1,561,617	$ 1,632,913
Miscellaneous data:					
Common shares issued	10,802,510	10,785,760	10,787,310	10,776,870	10,776,870
Treasury shares	785,000	785,000	730,200	639,920	575,720
Bank owned life insurance (in other assets)	$ 30,645	$ 30,270	$ 29,895	$ 29,527	$ 29,163
Loans serviced for others	$ 565,044	$ 487,253	$ 472,120	$ 462,957	$ 325,012
Mortgage servicing rights	$ 5,688	$ 4,261	$ 4,065	$ 4,102	$ 3,172
Goodwill	1,061	1,107	1,154	1,213	1,379
Other intangibles	798	789	819	878	921
Total goodwill and intangibles assets	$ 7,547	$ 6,157	$ 6,038	$ 6,193	$ 5,472

Second Bancorp Incorporated and Subsidiary

Financial Highlights

Year-to-Date Data

(Dollars in thousands, except per share data)

	June 2001	March 2001	Dec. 2000	Sept. 2000	June 2000
Earnings:					
Net interest income	$ 24,214	$ 11,916	$ 49,377	$ 36,669	$ 25,063
Provision for loan losses	2,103	761	7,129	6,226	1,383
Non-interest income	8,602	3,972	11,009	7,233	7,578
Security gains (losses)	517	529	(2,399)	(2,497)	(12)
Trading account	71	58	(335)	(345)	(317)
Non-interest expense	19,856	10,051	44,213	33,868	20,728
Federal income taxes	2,999	1,475	176	(1,138)	2,552
Income before accounting change	**8,446**	**4,188**	**6,134**	**2,104**	**7,649**
Cumulative effect of accounting change, net of tax	(101)	(101)	0	0	0
Net income	**$ 8,345**	**$ 4,087**	**$ 6,134**	**$ 2,104**	**$ 7,649**
Per share:					
Basic earnings before accounting change	$ 0.84	$ 0.42	$ 0.60	$ 0.20	$ 0.74
Basic earnings	0.83	0.41	0.60	0.20	0.74
Diluted earnings before accounting change	0.84	0.42	0.60	0.20	0.74
Diluted earnings	0.83	0.41	0.60	0.20	0.74
Common dividends	0.34	0.17	0.64	0.48	0.32
Book value	12.29	12.20	11.65	11.05	11.31
Tangible book value	12.15	12.04	11.46	10.88	11.12
Market value	22.90	17.50	14.50	14.13	15.19
Weighted average shares outstanding:					
Basic	10,013,966	10,020,097	10,247,025	10,294,922	10,362,424
Diluted	10,079,973	10,046,562	10,271,548	10,318,413	10,396,194
Period end balance sheet:					
Assets	$ 1,578,370	$ 1,571,831	$ 1,546,290	$ 1,561,617	$ 1,632,913
Securities	380,262	377,323	382,098	400,176	370,250
Total loans	1,075,039	1,076,284	1,070,089	1,059,530	1,157,123
Reserve for loan losses	15,609	15,778	15,217	15,040	11,378
Deposits	1,059,758	1,061,556	1,036,135	1,084,377	1,105,449
Total shareholders' equity	123,107	121,968	117,197	112,019	115,368
Tier I capital	119,857	117,497	115,315	114,158	122,074
Tier I ratio	10.4%	10.3%	10.3%	10.2%	10.8%
Total capital	134,302	131,768	129,366	128,193	133,452
Total capital ratio	11.6%	11.5%	11.5%	11.4%	11.8%
Total risk-adjusted assets	1,155,561	1,141,685	1,124,076	1,122,803	1,133,429
Tier I leverage ratio	7.6%	7.5%	7.5%	7.3%	7.5%
Average balance sheet:					
Assets	$ 1,557,263	$ 1,544,368	$ 1,584,016	$ 1,598,443	$ 1,572,128
Earning assets	1,468,866	1,453,969	1,488,334	1,500,280	1,473,913
Loans	1,073,705	1,072,460	1,107,948	1,123,704	1,098,381
Deposits	1,054,929	1,046,349	1,091,441	1,104,100	1,101,020
Shareholders' equity	120,368	118,879	114,652	115,243	114,506
Key ratios: (%) (1)					
Return on average assets (ROA)	1.08	1.08	0.39	0.18	0.97
Return on average shareholders' equity (ROE)	14.03	14.09	5.35	2.43	13.36
Net interest margin	3.45	3.43	3.46	3.41	3.56
Net overhead	1.52	1.66	2.23	2.37	1.87
Efficiency ratio	58.36	60.94	70.67	74.31	62.54
Credit quality:					
Non-accrual loans	$ 4,666	$ 5,163	$ 4,699	$ 3,821	$ 2,987
Restructured loans	38	40	43	45	47
90 day past due and accruing	5,415	3,849	3,238	3,171	2,875
Other real estate owned	1,063	918	902	961	1,170
Charge-offs	$ 2,670	$ 862	$ 4,059	$ 3,120	$ 1,592
Recoveries	959	662	978	765	417
Net charge-offs	$ 1,711	$ 200	$ 3,081	$ 2,355	$ 1,175
Reserve for loan losses as a percent of period-end loans (%)	1.45	1.47	1.42	1.42	0.98
Net charge-offs (annualized) as a percent of average loans (%)	0.32	0.07	0.28	0.28	0.21

(1) Based on income before accounting change.

Page 9 of 12

Second Bancorp Incorporated and Subsidiary

Consolidated Statements of Income

Year-to-Date Data

(Dollars in thousands, except per share data)

	June 2001	March 2001	Dec. 2000	Sept. 2000	June 2000
INTEREST INCOME					
Loans (including fees):					
Taxable	$ 43,852	$ 22,101	$ 90,819	$ 67,790	$ 44,423
Exempt from federal income taxes	567	288	1,014	738	453
Securities:					
Taxable	10,427	5,125	20,970	15,389	9,970
Exempt from federal income taxes	1,548	773	3,209	2,436	1,659
Federal funds sold and other temp. investments	489	191	286	155	109
Total interest income	56,883	28,478	116,298	86,508	56,614
INTEREST EXPENSE					
Deposits	22,661	11,469	46,236	34,407	22,191
Federal funds purchased and securities sold under agreements to repurchase	2,240	1,187	5,540	3,980	2,540
Note Payable	34	18	25	19	19
Other borrowed funds	52	37	172	147	101
Federal Home Loan Bank advances	7,682	3,851	14,948	11,286	6,700
Total interest expense	32,669	16,562	66,921	49,839	31,551
Net interest income	24,214	11,916	49,377	36,669	25,063
Provision for loan losses	2,103	761	7,129	6,226	1,383
Net interest income after provision for loan losses	22,111	11,155	42,248	30,443	23,680
NON-INTEREST INCOME					
Service charges on deposit accounts	2,534	1,261	4,406	3,296	2,133
Trust fees	1,505	756	3,898	2,886	2,053
Gain (loss) on sale of loans	1,889	783	(2,001)	(2,491)	700
Trading account gains (losses)	71	58	(335)	(345)	(317)
Security gains (losses)	517	529	(2,399)	(2,497)	305
Other operating income	2,674	1,172	4,706	3,542	2,375
Total non-interest income	9,190	4,559	8,275	4,391	7,249
NON-INTEREST EXPENSE					
Salaries and employee benefits	10,290	5,194	20,817	15,926	10,505
Net occupancy	2,178	1,116	4,191	3,151	2,089
Equipment	1,970	1,049	3,985	2,990	1,946
Professional services	740	343	3,476	2,825	1,175
Assessment on deposits and other taxes	806	401	1,684	1,261	838
Amortization of goodwill and other intangibles	161	81	555	447	231
Other operating expenses	3,711	1,867	9,505	7,268	3,944
Total non-interest expense	19,856	10,051	44,213	33,868	20,728
Income before federal income taxes	11,445	5,663	6,310	966	10,201
Income tax expense	2,999	1,475	176	(1,138)	2,552
Income before accounting change	8,446	4,188	6,134	2,104	7,649
Cumulative effect of accounting change, net of tax	(101)	(101)	—	—	—
Net income	$ 8,345	$ 4,087	$ 6,134	$ 2,104	$ 7,649
NET INCOME PER COMMON SHARE:					
Basic before accounting change	$ 0.84	$ 0.42	$ 0.60	$ 0.20	$ 0.74
Basic	$ 0.83	$ 0.41	$ 0.60	$ 0.20	$ 0.74
Diluted before accounting change	$ 0.84	$ 0.42	$ 0.60	$ 0.20	$ 0.74
Diluted	$ 0.83	$ 0.41	$ 0.60	$ 0.20	$ 0.74
Weighted average common shares outstanding:					
Basic	10,013,966	10,020,097	10,247,025	10,294,922	10,362,424
Diluted	10,079,973	10,046,562	10,271,548	10,318,413	10,396,194
Note: Fully taxable equivalent adjustment	$ 1,139	$ 571	$ 2,175	$ 1,635	$ 1,137

Second Bancorp Incorporated and Subsidiary

Consolidated Average Balance Sheets

For the Year-to-date period ended:

(Dollars in Thousands)

	June 2001	March 2001	Dec. 2000	Sept. 2000	June 2000
ASSETS					
Cash and demand balances due from banks	$ 32,453	$ 33,942	$ 33,787	$ 34,676	$ 34,796
Federal funds sold	19,726	12,146	4,682	3,575	3,992
Trading Account	153	165	754	953	1,025
Securities	375,282	369,198	374,950	372,048	370,515
Loans:					
Commercial	429,812	425,127	408,163	404,376	400,342
Consumer	314,063	309,135	258,847	246,638	233,655
Real estate	329,830	338,198	440,938	472,690	464,384
Total loans	1,073,705	1,072,460	1,107,948	1,123,704	1,098,381
Reserve for loan losses	15,669	15,594	12,398	11,481	11,432
Net loans	1,058,036	1,056,866	1,095,550	1,112,223	1,086,949
Premises and equipment	17,684	17,923	18,272	18,408	18,598
Goodwill and intangible assets	6,270	6,067	5,739	5,614	5,714
Other	47,659	48,061	50,282	50,946	50,539
Total assets	$1,557,263	$1,544,368	$1,584,016	$1,598,443	$1,572,128
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Demand deposits (non-interest bearing)	$ 108,700	$ 107,260	$ 112,185	$ 112,901	$ 113,022
Demand deposits (interest bearing)	86,166	83,381	86,818	87,867	89,098
Savings	238,430	242,120	266,863	271,521	274,656
Time deposits	621,633	613,588	625,575	631,811	624,244
Total deposits	1,054,929	1,046,349	1,091,441	1,104,100	1,101,020
Federal funds purchased and securities sold under agreements to repurchase	110,776	109,724	118,070	115,091	113,800
Note payable	1,000	1,000	292	293	440
Borrowed funds	1,890	2,230	2,532	2,961	3,161
Accrued expenses and other liabilities	9,616	9,002	8,381	8,969	8,922
Federal Home Loan Bank advances	258,684	257,184	248,648	251,786	230,279
Total liabilities	1,436,895	1,425,489	1,469,364	1,483,200	1,457,622
Shareholders' equity:					
Common stock	36,996	36,945	36,957	36,964	36,965
Treasury shares	(14,603)	(14,465)	(10,878)	(10,107)	(9,063)
Net unrealized holding gains	1,931	1,493	(7,354)	(8,726)	(9,620)
Retained earnings	96,044	94,906	95,927	97,112	96,224
Total shareholders' equity	120,368	118,879	114,652	115,243	114,506
Total liabilities and shareholders' equity	$1,557,263	$1,544,368	$1,584,016	$1,598,443	$1,572,128

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: July 25, 2001

/s/ David L. Kellerman
David L. Kellerman, Treasurer